News for Immediate Release

Electrovaya Announces Strategic Supply Agreement with Vicinity Motor Corp. for Lithium Battery Systems

Electrovaya to provide lithium ion battery systems for Vicinity electric buses and trucks

Toronto, Ontario - October 13, 2021 - Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a lithium ion battery manufacturer with industry-leading performance and substantial intellectual property, today announced the signing of a strategic supply agreement with Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) ("Vicinity"), a leading supplier of electric, compressed natural gas and clean diesel vehicles. The strategic supply agreement is for the supply of battery systems for Vicinity's line of Vicinity Lightning™ EV buses and fully electric VMC 1200 Class 3 trucks.

Electrovaya is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change through supplying the safest and longest lasting lithium ion batteries in the marketplace. Electrovaya designs, develops and manufactures proprietary lithium ion batteries, battery systems and battery-related products for energy storage, clean electric transportation and other specialized applications.

The agreement provides Vicinity with battery systems that utilize the latest Electrovaya NMC Ceramic lithium ion battery technologies and supports full integration within the Vicinity line of vehicles.

Vicinity recently released guidance for 2022 and indicated "Vicinity Motor expects to complete deliveries of over 95 Vicinity™ Classic buses, 75 Vicinity Lightning™ EV buses and chassis, 200 VMC 1200 EV trucks, and 300 Vicinity Optimal EVs to drive year end revenues of over $140 million."

"Our decision to collaborate with Electrovaya as a strategic supplier followed rigorous engineering and due diligence activities," said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. "Sales momentum for our breakthrough Vicinity Lightning™ EV lines of buses and our new fully electric VMC 1200 Class 3 Truck continues to scale, and this agreement secures our supply chain for the crucial battery component of our platforms. The Electrovaya batteries will provide confidence with prospective customers due to their superior life cycle performance, and peace of mind due to their strong safety standards."

"Vicinity customers using the Electrovaya battery system will experience best-in-class performance with our leading-edge technology," said Dr. Sankar Das Gupta, President and Chief Executive Officer of Electrovaya. "Our partnership will bring together two leaders in commercial and public vehicle electrification and deliver models at a price point suitable for mass deployment across small and large fleets. Vicinity Motor Corp. offers a highly competitive lineup of electric vehicles for the North American market, and we expect our battery systems to provide an additional competitive advantage to improve their adoption."

For more information, please contact:

Investor Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) designs, develops and manufactures proprietary lithium ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation and other specialized applications. Electrovaya is a technology focused company with extensive IP. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada with customers around the globe. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a leading North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a continent-wide dealer network and close relationships with world-class manufacturing partners to supply its market-leading flagship electric, CNG and clean-diesel Vicinity™ buses, the VMC 1200 electric truck and a Vicinity Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis to J.B. Poindexter subsidiary EAVX, the Company's strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Vicinity Contact:

John LaGourgue

VP Corporate Development 604-288-8043
IR@grandewest.com

Vicinity Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the deployment of the Company's products by the Company's customers, including Vicinity,and the timing for delivery thereof, and levels of expected sales and demand growth are based on an assumption that the Company's customers will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and that the Company's customer counterparties will meet their production and demand growth targets. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and the relative cost of clean energy powered personal vehicles relative to vehicles powered by traditional combustion engines. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2020 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.